May 5, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Loan Lauren P. Nguyen, Esq.

Re:  Dorian LPG Ltd.

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-4 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 30, 2014.  By letter dated February 14, 2014 (the “First Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  The revised Registration Statement on Form F-4 (the “Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on March 14, 2014. By letter dated March 27, 2014 (the “Second Comment Letter”), the Staff provided the Company with its comments regarding the Registration Statement and the prospectus included therein.  The amended Registration Statement on Form F-4 (the “Amended Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was filed with the Commission on April 29, 2014.  By letter dated May 5, 2014 (the “Third Comment Letter”), the Staff provided the Company with its comments regarding the Amended Registration Statement and the prospectus included therein.  The second amended Registration Statement (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Third Comment Letter, is being publicly filed with the Commission via EDGAR today.

The following numbered paragraphs correspond to the numbered paragraphs in the Third Comment Letter, as indicated. We respond to your numbered comments in the Third Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in Second Amended Registration Statement):

General

1.                                      We continue to note that you have outstanding comments related to your registration statement on Form F-1 (File No. 333-194434) initially filed on March 7, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

The Company confirms that it has made conforming changes to the Second Amended Registration Statement to reflect all revisions made to the Form F-1, as amended (File No. 333-194434).

Exhibit 8.1

2.                                      We note that counsel has provided a short-form tax opinion. We also note counsel’s statement in the fourth paragraph that “[counsel] hereby confirm[s] that the opinions of Seward & Kissel LLP with respect to United States federal income tax matters and Marshall Islands tax matters expressed in the Registration Statement under the captions… accurately state [its] views as to the tax matters discussed therein.” Please have counsel revise Exhibit 8.1 to state clearly in its short-form tax opinion that the disclosures in the referenced sections of the prospectus are counsel’s opinion. The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19. In this regard, please also revise the Marshall Islands Tax Considerations and U.S. Federal Income Tax Considerations sections on page 147 to state clearly that the tax consequences discussed in each section are counsel’s opinion.

In response to the Staff’s comment, Exhibit 8.1 has been revised to state that the disclosures in the referenced sections of the prospectus are our opinion.  The Tax Considerations section has also been revised to state that the tax consequences discussed in that section are the opinion of Seward & Kissel LLP.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Claire Erlanger
Linda Cvrkel
Donald E. Field
Alexandra M. Ledbetter